UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*

                            Chefs International, Inc.
                     -------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, $.01 par value
                     -------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   163082-6-05
                     -------------------------------------
                                 (CUSIP NUMBER)

                            Steven F. Wasserman, Esq.
                        Brown Rudnick Berlack Israels LLP
                              120 West 45th Street
                            New York, New York 10036
                            Telephone: (212) 704-0100
                     -------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 1, 2004
                     -------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 40.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 163082-6-05                             PAGE       2  OF  13     PAGES
-------------------------                         ------------------------------

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1      NAME OF REPORTING PERSON:           MICHAEL F. LOMBARDI
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [_______________]

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (A)   [X]  MEMBER OF A GROUP
       (B)   [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (SEE INSTRUCTIONS)     PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(D) OR (E)         N/A

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6      CITIZENSHIP OR PLACE OR ORGANIZATION        USA
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NUMBER OF SHARES       7    SOLE VOTING POWER            171,401
BENEFICIALLY          ----------------------------------------------------------
OWNED BY EACH          8    SHARED VOTING POWER          160,668
REPORTING             ----------------------------------------------------------
PERSON WITH            9    SOLE DISPOSITIVE POWER       171,401
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER     160,668
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  332,069*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      8.5*%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         IN
--------------------------------------------------------------------------------

*INCLUDES (I) 171,401 SHARES OF CHEFS INTERNATIONAL COMMON STOCK ("SHARES") BENEFICIALLY OWNED BY MICHAEL F. LOMBARDI OVER WHICH HE HAS SOLE VOTING AND DISPOSITIVE POWER; (II) 49,000 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. OVER WHICH MICHAEL F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER; AND
(III) 111,668 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. DEFINED BENEFIT PENSION PLAN DATED JUNE 28, 1984 OVER WHICH MICHAEL F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER. THE OTHER REPORTING PERSONS OWN IN THE AGGREGATE 2,075,961 ADDITIONAL SHARES. MICHAEL F. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,075,961 ADDITIONAL SHARES. MICHAEL F. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 ("EXCHANGE ACT").

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 163082-6-05                             PAGE       3  OF  13     PAGES
-------------------------                         ------------------------------

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1      NAME OF REPORTING PERSON:           LOMBARDI & LOMBARDI, P.A.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [________________]

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (A)   [X]  MEMBER OF A GROUP
       (B)   [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (SEE INSTRUCTIONS)   OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(D) OR (E)         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION        NEW JERSEY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

NUMBER OF SHARES       7    SOLE VOTING POWER               49,000*
BENEFICIALLY          ----------------------------------------------------------
OWNED BY EACH          8    SHARED VOTING POWER             0
REPORTING             ----------------------------------------------------------
PERSON WITH            9    SOLE DISPOSITIVE POWER          49,000*
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  49,000*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)         N/A
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.2*%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         CO
--------------------------------------------------------------------------------

*LOMBARDI & LOMBARDI, P.A. ("L&L") BENEFICIALLY OWNS 49,000 OR 1.2% OF THE OUTSTANDING SHARES. MICHAEL F. LOMBARDI AND STEPHEN F. LOMBARDI, AS OFFICERS OF L&L, HAVE THE POWER TO VOTE OR DISPOSE OF THESE 49,000 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,359,030 ADDITIONAL SHARES. L&L DOES NOT BENEFICIALLY OWN NOR DOES IT HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THESE 2,359,030 ADDITIONAL SHARES. L&L AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                  SCHEDULE 13D

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CUSIP NO. 163082-6-05                             PAGE       4  OF  13     PAGES
-------------------------                         ------------------------------

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1      NAME OF REPORTING PERSON:  LOMBARDI & LOMBARDI, P.A. DEFINED BENEFIT
                                  PENSION PLAN
                                  DATED JUNE 28, 1984

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [_________________]

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (A)   [X]  MEMBER OF A GROUP
       (B)   [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (SEE INSTRUCTIONS)   OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(D) OR (E)         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION        NEW JERSEY
--------------------------------------------------------------------------------

NUMBER OF SHARES       7    SOLE VOTING POWER               111,668*
BENEFICIALLY          ----------------------------------------------------------
OWNED BY EACH          8    SHARED VOTING POWER             0
REPORTING             ----------------------------------------------------------
PERSON WITH            9    SOLE DISPOSITIVE POWER          111,668*
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  111,668*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)         N/A

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   2.8*%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         EP
--------------------------------------------------------------------------------

*LOMBARDI & LOMBARDI, P.A. DEFINED BENEFIT PLAN DATED JUNE 28, 1984 (THE "PLAN") BENEFICIALLY OWNS 111,668 OR 2.8% OF THE OUTSTANDING SHARES. MICHAEL F. LOMBARDI AND STEPHEN L. LOMBARDI, AS TRUSTEES OF THE PLAN, HAVE THE POWER TO VOTE OR TO DISPOSE OF THESE 111,668 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,296,362 ADDITIONAL SHARES. THE PLAN DOES NOT BENEFICIALLY OWN NOR DOES IT HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,296,362 ADDITIONAL SHARES. THE PLAN AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 163082-6-05                             PAGE       5  OF  13     PAGES
-------------------------                         ------------------------------

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1      NAME OF REPORTING PERSON:           ROBERT M. LOMBARDI

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [________________]

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (A)      [X]  MEMBER OF A GROUP
       (B)      [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (SEE INSTRUCTIONS)     PF, OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(D) OR (E)         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION        USA
--------------------------------------------------------------------------------

NUMBER OF SHARES       7    SOLE VOTING POWER               1,335,825*
BENEFICIALLY          ----------------------------------------------------------
OWNED BY EACH          8    SHARED VOTING POWER             0
REPORTING             ----------------------------------------------------------
PERSON WITH            9    SOLE DISPOSITIVE POWER          1,335,825*
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,335,825*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)         N/A

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   34%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         IN
--------------------------------------------------------------------------------


*ROBERT M. LOMBARDI BENEFICIALLY OWNS 1,335,825 SHARES OR 34% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 1,335,825 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 1,072,205 ADDITIONAL SHARES. ROBERT M. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 1,072,205 ADDITIONAL SHARES. ROBERT M. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                  SCHEDULE 13D

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CUSIP NO. 163082-6-05                             PAGE       6  OF  13     PAGES
-------------------------                         ------------------------------

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1      NAME OF REPORTING PERSON:           JOSEPH S. LOMBARDI

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [________________]

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (A)   [X]  MEMBER OF A GROUP
       (B)   [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (SEE INSTRUCTIONS)       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(D) OR (E)         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION        USA
--------------------------------------------------------------------------------

NUMBER OF SHARES       7    SOLE VOTING POWER               598,633*
BENEFICIALLY          ----------------------------------------------------------
OWNED BY EACH          8    SHARED VOTING POWER             0
REPORTING             ----------------------------------------------------------
PERSON WITH            9    SOLE DISPOSITIVE POWER          598,633*
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   598,633*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)         N/A

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   15.2*%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         IN
--------------------------------------------------------------------------------

*JOSEPH S. LOMBARDI BENEFICIALLY OWNS 598,633 SHARES OR 15.2% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 598,633 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 1,809,397 ADDITIONAL SHARES. JOSEPH S. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THESE 1,809,397 ADDITIONAL SHARES. JOSEPH S. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                  SCHEDULE 13D

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CUSIP NO. 163082-6-05                             PAGE       7  OF  13     PAGES
-------------------------                         ------------------------------

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1      NAME OF REPORTING PERSON:           ANTHONY M. LOMBARDI

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [________________]

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (A)   [X]  MEMBER OF A GROUP
       (B)   [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (SEE INSTRUCTIONS)    PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(D) OR (E)         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION        USA
--------------------------------------------------------------------------------

NUMBER OF SHARES       7    SOLE VOTING POWER               111,001*
BENEFICIALLY          ----------------------------------------------------------
OWNED BY EACH          8    SHARED VOTING POWER             0
REPORTING             ----------------------------------------------------------
PERSON WITH            9    SOLE DISPOSITIVE POWER          111,001*
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  111,001*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)         N/A

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   2.8*%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         IN
--------------------------------------------------------------------------------

*ANTHONY M. LOMBARDI BENEFICIALLY OWNS 111,001 SHARES OR 2.8% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 111,001 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,297,029 ADDITIONAL SHARES. ANTHONY M. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,297,029 ADDITIONAL SHARES. ANTHONY M. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 163082-6-05                             PAGE       8  OF  13     PAGES
-------------------------                         ------------------------------

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1      NAME OF REPORTING PERSON:           STEPHEN F. LOMBARDI

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [_______________]

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (A)   [X]  MEMBER OF A GROUP
       (B)   [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (SEE INSTRUCTIONS)    PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(D) OR (E)         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION        USA
--------------------------------------------------------------------------------

NUMBER OF SHARES       7    SOLE VOTING POWER               31,001
BENEFICIALLY          ----------------------------------------------------------
OWNED BY EACH          8    SHARED VOTING POWER             160,668
REPORTING             ----------------------------------------------------------
PERSON WITH            9    SOLE DISPOSITIVE POWER          31,001
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER        160,668
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  191,669*
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)         N/A

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   4.9*%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         IN
--------------------------------------------------------------------------------

*INCLUDES (I) 31,000 SHARES BENEFICIALLY OWNED BY STEPHEN F. LOMBARDI OVER WHICH HE HAS SOLE VOTING AND DISPOSITIVE POWER; (II) 49,000 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. OVER WHICH STEPHEN F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER; AND (III) 111,668 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. DEFINED BENEFIT PENSION PLAN DATED JUNE 28, 1984 OVER WHICH STEPHEN F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER. THE OTHER REPORTING PERSONS OWN IN THE AGGREGATE 2,216,361 ADDITIONAL SHARES. STEPHEN F. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,216,361 ADDITIONAL SHARES. STEPHEN F. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 163082-6-05                             PAGE       9  OF  13     PAGES
-------------------------                         ------------------------------

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1      NAME OF REPORTING PERSON:           LOMBARDI RESTAURANT GROUP, INC.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [________________]

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (A)   [X]  MEMBER OF A GROUP
       (B)   [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS  (SEE INSTRUCTIONS) N/A
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(D) OR (E)         N/A

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION        DELAWARE
--------------------------------------------------------------------------------

NUMBER OF SHARES       7    SOLE VOTING POWER               0
BENEFICIALLY          ----------------------------------------------------------
OWNED BY EACH          8    SHARED VOTING POWER             0
REPORTING             ----------------------------------------------------------
PERSON WITH            9    SOLE DISPOSITIVE POWER          0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0%
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)         N/A

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)         CO
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

         Michael F. Lombardi, Lombardi & Lombardi, P.A., Lombardi & Lombardi, P.A. Defined Pension Plan dated June 28, 1984, Robert M. Lombardi, Joseph S. Lombardi, Anthony M. Lombardi and Stephen F. Lombardi (collectively the "Lombardi Group") and the Lombardi Restaurant Group, Inc., a newly organized Delaware corporation, formed by the Lombardi Group to merge with and into Chefs, ("LRG"), hereby amend Amendment No. 10 to its Statement on Schedule 13D dated April 20, 2004 (the "Amended Statement"), relating to its ownership of common stock, $.01 par value ("Shares"), of Chefs International, Inc., a Delaware corporation ("Chefs"). Chefs has its principal offices located at 62 Broadway, Point Pleasant Beach, New Jersey 08742. The Lombardi Group and LRG are hereinafter collectively referred to as the "Reporting Persons."

         The purpose of this Amendment No. 11 is to report that the Lombardi Group offered an increase in the consideration for the proposed acquisition of the outstanding shares of Chefs' Common Stock not currently owned by the Lombardi Group or its affiliates. The Lombardi Group submitted a new proposal of a cash purchase price of $3.12 per share to Chefs' Board of Directors. On June 1, 2004, Chefs' Special Committee of its Board of Directors ("Committee"), appointed to evaluate a proposal made by the Lombardi Group to effect a cash purchase of the interests of Chefs' minority stockholders, had unanimously determined to advise Chefs' Board of Directors that in the Committee's judgment, the proposed increased purchase price of $3.12 per share was fair to Chefs' minority stockholders. The Committee will recommend that the Board of Directors accept the proposal.

         Each Reporting Person is responsible for the completeness and accuracy of only that information concerning such Reporting Person contained herein, or in any subsequent amendment, and is not responsible for the completeness or accuracy of any information concerning the other Reporting Person. Neither Reporting Person knows or has reason to believe that any information concerning the other Reporting Person contained herein is inaccurate, and the execution of any subsequent amendment by each Reporting Person shall constitute a representation by such Reporting Person that it neither knows nor has reason to believe that any information concerning the other Reporting Person contained in such amendment is inaccurate at the time of such execution. Each Reporting Person hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to the other Reporting Person or (ii) the timeliness of any such filing.

                  Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to either Reporting Person. Items and sub-items not expressly addressed herein are inapplicable with respect to the Reporting Persons, or the responses to them with respect to the Reporting Persons either are negative or have not changed from those of the Amended Statement.

ITEM 2.           IDENTITY AND BACKGROUND

         There has been no change from Amendment No. 10.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The Reporting Persons estimate that the total amount of funds required to purchase all of the outstanding shares of Chefs' Common Stock not currently owned by the Lombardi Group or its affiliates pursuant to the Merger (as defined below) will be approximately $4,740,000 plus approximately $150,000 in related fees and expenses. The Lombardi Group has available to it sufficient funds to close the Merger (as defined below).

ITEM 4.           PURPOSE OF TRANSACTION

            The purpose of this Amendment No. 11 is to report that the Lombardi Group submitted a new proposal to Chefs' Board of Directors, to acquire all of the outstanding shares of Chefs' Common Stock not currently owned by the Lombardi Group or its affiliates for a cash purchase price of $3.12 per share. On June 1, 2004, Chefs' Special Committee of its Board of Directors ("Committee"), appointed to evaluate a proposal made by the Lombardi Group to effect a cash purchase of the interests of Chefs' minority stockholders, had unanimously determined to advise Chefs' Board of Directors that in the Committee's judgment, the proposed increased purchase price of $3.12 per share was fair to Chefs' minority stockholders. The Committee will recommend that the Board of Directors accept the proposal (the "Proposed Transaction").

         The Lombardi Group contemplates that the Proposed Transaction will take the form of a merger pursuant to which LRG, a newly formed Delaware corporation, would be merged with and into Chefs (the "Merger"), subject to conditions that are typical for transactions of this type, including, without limitation, that the holders of not more than 10% of the outstanding shares of Common Stock exercise their appraisal rights under the Delaware General Corporation Law. This proposal is not, and the Proposed Transaction will not be, contingent on any financing conditions.

           Depending on the response of the Chefs' Board of Directors to the Proposed Transaction, and other factors deemed relevant by the Lombardi Group, the Lombardi Group may formulate other plans and/or make other proposals, and take such actions with respect to its investment in Chefs, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine to be appropriate. The Lombardi Group may also modify, amend or withdraw the Proposed Transaction at any time at its sole discretion.

         The purpose of the Merger is for the Lombardi Group to become the 100% owner of Chefs. Assuming the consummation of the proposed Merger, Chefs will no longer be publicly owned and will thus significantly reduce those legal, accounting and other costs and expenses associated with being a publicly traded company. Except for such changes as may be attendant to this planned resource savings, the Lombardi Group currently intends to cause the business and operations of Chefs to continue to be conducted substantially as they are currently conducted. However, the Lombardi Group will continue to evaluate the business and operations of Chefs after the Merger and will take such actions as it deems appropriate under the circumstances then existing.

         Following completion of the Merger, the Lombardi Group will cause Chefs to terminate the registration of the Common Stock under the Securities Exchange Act of 1934.

         The Lombardi Group has determined that the following persons will serve as Board members upon completion of Merger: Michael F. Lombardi, Robert M. Lombardi, Joseph S. Lombardi, Anthony M. Lombardi and Stephen F. Lombardi.

        NEITHER  THE  PROPOSED  TRANSACTION  PROPOSAL  NOR THIS  SCHEDULE  13D/A
CONSTITUTES AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF CHEFS. IF AND WHEN AN OFFER IS MADE FOR THE COMMON STOCK OF CHEFS, CHEFS' STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, FILED BY CHEFS WITH THE COMMISSION. THE PROXY STATEMENT WOULD CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         There has been no change from Amendment No. 10.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There has been no change from Amendment No. 10.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  A. Joint filing agreement, dated as of June 8, 2004 among Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of each undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

June 8, 2004                      /s/ Michael F. Lombardi
                                  --------------------------------------------
                                  Michael F. Lombardi

                                  Lombardi & Lombardi, P.A.

                                  By:  /s/ Michael F. Lombardi
                                       ---------------------------------------
                                  Michael F. Lombardi, President

                                  Lombardi & Lombardi, P.A.
                                  Defined Benefit Pension Plan
                                  Dated June 28, 1984

                                  By:  /s/ Michael F. Lombardi
                                       ---------------------------------------
                                       Michael F. Lombardi, Trustee

                                  By:  /s/ Robert M. Lombardi
                                       ---------------------------------------
                                       Robert M. Lombardi

                                  By:  /s/ Joseph S. Lombardi
                                       ---------------------------------------
                                       Joseph S. Lombardi

                                  By:  /s/ Anthony M. Lombardi
                                       ---------------------------------------
                                       Anthony M. Lombardi

                                  By:  /s/ Stephen F. Lombardi
                                       ---------------------------------------
                                       Stephen F. Lombardi

                                  Lombardi Restaurant Group, Inc.


                                  By:  /s/ Michael F. Lombardi
                                       ---------------------------------------
                                       Name: Michael F. Lombardi
                                       Title: President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned agree that this Amendment No. 11 to Schedule 13D filed herewith relating to the shares of common stock of Chefs International, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Exchange Act.

June 8, 2004                      /s/ Michael F. Lombardi
                                  --------------------------------------------
                                  Michael F. Lombardi

                                  Lombardi & Lombardi, P.A.

                                  By:  /s/ Michael F. Lombardi
                                       ---------------------------------------
                                       Michael F. Lombardi, President

                                  Lombardi & Lombardi, P.A.
                                  Defined Benefit Pension Plan
                                  Dated June 28, 1984

                                  By:  /s/ Michael F. Lombardi
                                       ---------------------------------------
                                       Michael F. Lombardi, Trustee

                                  By:  /s/ Robert M. Lombardi
                                       ---------------------------------------
                                       Robert M. Lombardi

                                  By:  /s/ Joseph S. Lombardi
                                       ---------------------------------------
                                       Joseph S. Lombardi

                                  By:  /s/ Anthony M. Lombardi
                                       ---------------------------------------
                                       Anthony M. Lombardi

                                  By:  /s/ Stephen F. Lombardi
                                       ---------------------------------------
                                       Stephen F. Lombardi

                                  Lombardi Restaurant Group, Inc.


                                  By:  /s/ Michael F. Lombardi
                                       ---------------------------------------
                                       Name: Michael F. Lombardi
                                       Title: President